UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2015

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A.
Taxpayer’s ID (“CNPJ”): 90.400.888/0001-42
Company Registry (“NIRE”):  35.3.00332067

Authorized Public Company

ANNOUNCEMENT

BANCO SANTANDER (BRASIL) S.A. (“Santander Brasil”) hereby announces to the market that, in furtherance of the partnership entered into between Banque PSA Finance (“Banque PSA”) and Santander Consumer Finance for the joint operation of the vehicle financing business related to PSA brands (Peugeot, Citroën and DS) in Europe, on this date Santander Brasil entered into binding agreements for the formation of a Joint Venture (“JV”) in Brazil with Banque PSA to locally offer a range of financial and insurance products to consumers and distributors of the PSA brands.

The main vehicle of the JV shall be Banco PSA Finance Brasil S.A., which shall be held in the proportion of fifty per cent (50%) by a wholly owned subsidiary of Santander Brasil, and fifty per cent (50%) by Banque PSA. The acquisition shall be carried out for the proportional book value on the closing date.

The transaction also contemplates the acquisition, by subsidiaries of Santander Brasil, of hundred per cent (100%) of PSA Finance Arrendamento Mercantil S.A. which purchase price shall be equivalent to seventy four per cent (74%) of its book value on the closing date, and, of fifty per cent (50%) of PSA Corretora de Seguros e Serviços Ltda., arm of PSA Group in Brazil for the offer of insurance products which purchase price shall be equivalent to the proportional book value on the closing date.

Upon the implementation of the JV, Santander Brasil shall have access to PSA Group’s distribution network in Brazil for the offer financial products to consumers, especially in the vehicle-financing sector.

The closing of the transaction shall be subject to the fulfillment of certain conditions precedent usual in similar transactions, including obtaining the applicable regulatory approvals.

Santander Brasil shall maintain its shareholders and the market informed regarding new facts related to this subject.

 São Paulo, July 24, 2015.

Angel Santodomingo
Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: July 24, 2015

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer